MDS Offers to Acquire Molecular Devices for US$615 Million in Major Expansion of MDS Sciex Business

•	New MDS business unit offers broader array of customer solutions by combining leadership positions in Mass Spectrometry and Cellular Analysis

•	Outstanding potential to exploit combined R&D expertise, a strengthened distribution channel and global manufacturing footprint

•	Transaction expected to bring US$190 million in revenue and US$45-$50 million in EBITDA in the first year of ownership

Sunnyvale, California and Toronto, Canada - January 29, 2007—MDS Inc. (NYSE:MDZ; TSX:MDS), and Molecular Devices Corporation (NASDAQ: MDCC) today announced they have signed a definitive agreement for MDS to acquire Molecular Devices, a leading provider of high-performance measurement tools for high content screening, cellular analysis and biochemical testing, in a US$615 million cash transaction. Under this agreement, MDS proposes to acquire all of the Common shares of Molecular Devices for US$35.50 per share. The merger agreement has been unanimously approved by the Boards of both companies. MDS will commence a cash tender offer for all of the outstanding shares of Molecular Devices.

This strategic acquisition marks a significant expansion for MDS. By acquiring Molecular Devices with its strong brand recognition and leading edge products and capabilities, MDS will strengthen its leadership position as one of the top global providers of life sciences solutions. It will now offer systems that provide high content screening, cellular and biochemical testing for leading drug discovery and life sciences laboratories in pharmaceutical, biotechnology, academic and government institutions.

Headquartered in Sunnyvale, California, Molecular Devices has an installed base of 100,000 instruments and markets its products globally through its sales and marketing offices in the United States, England, Germany, South Korea, China, Japan, Australia and Brazil. Molecular Devices is a leading supplier of systems, reagents and software used by researchers worldwide in basic and applied settings to accelerate the pace of drug discovery and development. Molecular Devices has long been a pioneer in such critical areas as high content screening, G protein-coupled receptors and kinase screening as well as automated electrophysiology.

As a result of this acquisition, MDS plans to create a new business unit that will combine the Molecular Devices and MDS Sciex businesses. It will be led by the current President of MDS Sciex, Andy Boorn Ph.D, who will oversee its integration and management. The combined organization will have more than 1,100 employees with over 250 scientists and engineers. A strong intellectual property portfolio and pipeline of new products will fuel growth in this newly created business unit. The MDS Sciex and Molecular Devices brand names will continue to exist under this new business unit. MDS Sciex will continue to expand its mass spectrometry franchise by working with its joint venture partners Applied Biosystems and PerkinElmer. Through Molecular Devices, MDS Sciex will gain a global sales and marketing team that can be used to launch future product innovations outside of these joint venture agreements.

“This exciting acquisition builds upon our MDS Sciex platform, and is a perfect fit with our strategy,” said Stephen P. DeFalco, President and Chief Executive Officer, MDS Inc. “We are thrilled to have the Molecular Devices team join MDS. This acquisition delivers on our commitment to invest in businesses that broaden our capabilities with our customers and provide strong returns for our shareholders.”

“I am proud of what we have built at Molecular Devices and view this as a great combination,” said Joe Keegan Ph.D, President and Chief Executive Officer, Molecular Devices Corporation. “We believe this acquisition is great news for our employees and our shareholders. By joining with MDS Sciex, the combined company will have a unique opportunity to bring innovative products to leading life sciences customers.”

The total purchase price is made up of US$585 million to purchase outstanding shares plus US$30 million to purchase outstanding stock options. Excluding normal one-time merger-related expenses, the transaction is expected to be modestly accretive in 2007. It is expected to be significantly accretive in 2008 and beyond. MDS expects to realize cost synergies in the range of US$10-$12 million (US$7 million in fiscal 2007) primarily through the elimination of Molecular Devices’ public company costs, related corporate infrastructure and the opportunity to leverage significant capabilities across the combined global organization. In the four quarters ending September 2006, Molecular Devices reported revenues of US$185 million and EBITDA of US$38 million.

The transaction is subject to regulatory and other customary closing conditions and is expected to close in the second calendar quarter of 2007.

Merrill Lynch & Co is acting as exclusive financial advisor to MDS; Ropes & Gray LLP is acting as legal counsel to MDS in this transaction. UBS Investment Bank is acting as exclusive financial advisor to Molecular Devices; Cooley Godward Kronish LLP is acting as legal counsel to Molecular Devices.

Conference Call Details

MDS and Molecular Devices will host a conference call for analysts and media about this pending transaction at 10:00 a.m. EST on Monday, January 29, 2007. This call will be webcast live at www.mdsinc.com and will also be available in archived format at www.mdsinc.com/news_events/webcasts_presentations.asp after the call. To participate, please dial 416-406-6419 or 1-888-575-8232 (international). For a replay, please dial 416-695-5800 or 1-800-408-3053 (international) and use pass code 3212609.

Forward-Looking Statements

This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties, including risks to both companies that the acquisition of Molecular Devices will not be consummated as the transaction is subject to certain closing conditions, if the transaction is consummated, there will be risks and uncertainties related to MDS's ability to successfully integrate the two companies. MDS's and Molecular Devices’ actual results could differ materially from those currently anticipated due to these risks and a number of other factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the respective products of MDS and Molecular Devices, the development of new products, the degree of market penetration of the respective products of MDS and Molecular Devices, and other factors set forth in reports and other documents filed by MDS and Molecular Devices with Canadian regulatory authorities and the U.S. Securities and Exchange Commission from time to time.

Legal Statement

The tender offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Molecular Devices. At the time the tender offer is commenced, MDS and its subsidiary, Molecular Devices Acquisition Corp, intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Molecular Devices intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. MDS, Monument Acquisition Corp. and Molecular Devices intend to mail these documents to the shareholders of Molecular Devices. These documents will contain important information about the tender offer and stockholders of Molecular Devices are urged to read them carefully when they become available. Shareholders of Molecular Devices will be able to obtain a free copy of these documents (when they become available) at the website maintained by the Securities and Exchange Commission at http://www.sec.gov/. In addition, shareholders will be able to obtain a free copy of these documents (when they become available) from MDS by mailing requests for such materials to:

MDS Inc.
2700 Matheson Blvd. East
Suite 300, West Tower
Mississauga, Ontario L4W 4V9

Attention: Corporate Secretary

About MDS Inc.

MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 8,800 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day

About Molecular Devices Corporation

Molecular Devices Corporation is a leading supplier of high-performance bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research. Our systems and consumables enable pharmaceutical and biotechnology companies to leverage advances in genomics, proteomics and parallel chemistry by facilitating the high-throughput and cost-effective identification and evaluation of drug candidates. Our solutions are based on our advanced core technologies that integrate our expertise in engineering, molecular and cell biology, and chemistry. We enable our customers to improve research productivity and effectiveness, which ultimately accelerates the complex process of discovering and developing new drugs.

For further information contact:

Investors:
Sharon Mathers
Vice-President, Investor Relations and External Communications
MDS Inc.
(416) 675-6777 x 34721
sharon.mathers@mdsinc.com

Tim Harkness
Senior Vice-President and Chief Financial Officer
Molecular Devices
(408) 747-3533
Tim.Harkness@MolDev.com

Media:
Catherine Melville
Director, External Communications
MDS Inc.
(416) 675-6777 x 32265
catherine.melville@mdsinc.com